Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

The following information was included in Entergy Corporation’s 2012 Annual Report to Stockholders regarding Entergy Corporation’s pending transaction with ITC Holdings Corp.

The next step in the transformation is the proposed spin-off and subsequent merger of our transmission business with ITC Holdings Corp. The ITC transaction addresses the challenges the power industry faces, including growing demand, aging infrastructure, expanding environmental regulations requiring new capital investment, and changing demands of the transmission grid. Customers will benefit from ITC’s proven independent business model for owning and operating transmission systems. As an independent operator, ITC has a singular focus on transmission, which is expected to result in greater safety, reliability and efficiency; facilitate investment; and over the long term, reduce production costs. The transaction provides greater development opportunities for Entergy transmission employees, and it increases the financial strength and flexibility of both the Entergy utility operating companies and ITC. In 2012, Entergy and ITC began the regulatory approval process for the transaction. ITC has scheduled a special meeting of shareholders on April 16 to vote on the transaction. We continue to plan for closing in 2013, pending regulatory approval and satisfaction of other closing conditions. As part of the successful completion of the ITC transaction, the Entergy board of directors will consider the current dividend policy. Entergy shareholders at the time of the ITC transaction close will become ITC shareholders. While the Entergy dividend may change at that time, we expect dividend growth to our shareholders from the combination of the Entergy and ITC dividends versus the current Entergy dividend. Also in conjunction with the move of our transmission organization to ITC, we will review strategies to improve efficiency within our organization. It’s an opportunity to rethink processes and structure, and further the transformation of our business through the development of a high-performance culture.

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We will prepare in 2013 for the integration of our utilities’ transmission and generation operations into MISO, and we will continue to seek approval for the proposed spin-off and merger of the transmission business with ITC. Transforming our utility transmission business offers a unique and significant opportunity to deliver value to our customers and other stakeholders.

Transforming Our Transmission Business

Electric transmission presents challenging issues for the power industry, including the need to upgrade aging infrastructure, modernize equipment to accommodate demand for complying with growing regulatory requirements, and work to realize the vision of an efficient, inter-regional, high-performance grid. The proposed spin-off and merger of Entergy utilities’ electric transmission businesses with a subsidiary of ITC Holdings Corp. is a significant step forward in addressing these issues.

ITC’s proven independent business model for owning and operating transmission systems is the optimal model for customers, owners, employees and communities. With its singular focus on transmission, ITC has a demonstrated ability to operate transmission systems at industry-leading levels of safety and reliability. ITC’s independence fosters a robust wholesale market and will bring necessary confidence to all stakeholders as we together face the challenges and opportunities of modernizing the U.S. electric grid. ITC will bring a regional view to transmission planning and operations that will include transparent collaboration with all stakeholders; by increasing stakeholder engagement and confidence, the ITC transaction will facilitate and build on the benefits of MISO membership, which in turn is expected to translate into savings for our customers. The regulatory approval process for the ITC transaction is under way, with filings made in all jurisdictions. In January 2013, we cleared review under the Hart-Scott-Rodino Act without action. ITC has scheduled a special meeting of shareholders on April 16 to vote on the transaction. We continue to target a 2013 close, subject to satisfaction of certain closing conditions.

Entergy utilities secured retail regulatory orders subject to terms and conditions granting their requests to join MISO, a necessary first step in realizing the value of an optimized transmission and generation system. Joining MISO is expected to deliver approximately $1.4 billion in customer savings in the first 10 years. In addition, it paves the way for Entergy Arkansas and Entergy Mississippi to exit the System Agreement in 2013 and 2015, respectively. The targeted cutover to MISO is in December of 2013.

Even as we perform the extensive implementation activities required for transfer of control to MISO later this year, we continue to reliably operate our transmission business in conformance with all requirements and continue to invest in upgrades and expansions.

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Additional Information and Where to Find It

ITC Holdings Corp. (ITC) filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed spin-merge transaction with Entergy. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC. This registration statement was declared effective by the SEC on February 25, 2013. ITC mailed the proxy statement/prospectus to its shareholders on or about February 28, 2013. ITC shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and any other relevant documents because they contain important information about Mid South TransCo LLC (TransCo) and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The proxy statement/prospectus, prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

FORWARD-LOOKING INFORMATION

In this report and from time to time, Entergy Corporation makes statements as a registrant concerning its expectations, beliefs, plans, objectives, goals, strategies, and future events or performance. Such statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “intend,” “expect,” “estimate,” “continue,” “potential,” “plan,” “predict,” “forecast,” and other similar words or expressions are intended to identify forward-looking statements but are not the only means to identify these statements. Although Entergy believes that these forward-looking statements and the underlying assumptions are reasonable, it cannot provide assurance that they will prove correct. Any forward-looking statement is based on information current as of the date of this report and speaks only as of the date on which such statement is made. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including those factors discussed or incorporated by reference in (a) Item 1A. Risk Factors contained in the Form 10-K for the year ended December 31, 2012, (b) Management’s Financial Discussion and Analysis, and (c) the following factors (in addition to others described elsewhere in this report and in subsequent securities filings):

•	resolution of pending and future rate cases and negotiations, including various performance-based rate discussions, Entergy’s utility supply plan, and recovery of fuel and purchased power costs;

•	the termination of Entergy Arkansas’s and Entergy Mississippi’s participation in the System Agreement in December 2013 and November 2015, respectively;

•	regulatory and operating challenges and uncertainties associated with the Utility operating companies’ proposal to move to the MISO RTO;

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changes in utility regulation, including the beginning or end of retail and wholesale competition, the ability to recover net utility assets and other potential stranded costs, and the application of more stringent transmission reliability requirements or market power criteria by the FERC;

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changes in regulation of nuclear generating facilities and nuclear materials and fuel, including possible shutdown of nuclear generating facilities, particularly those owned or operated by the Entergy Wholesale Commodities business, and the effects of new or existing safety or environmental concerns regarding nuclear power plants and nuclear fuel;

•	resolution of pending or future applications, and related regulatory proceedings and litigation, for license renewals or modifications of nuclear generating facilities;

•	the performance of and deliverability of power from Entergy’s generation resources, including the capacity factors at its nuclear generating facilities;

•	Entergy’s ability to develop and execute on a point of view regarding future prices of electricity, natural gas, and other energy-related commodities;

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prices for power generated by Entergy’s merchant generating facilities and the ability to hedge, meet credit support requirements for hedges, sell power forward or otherwise reduce the market price risk associated with those facilities, including the Entergy Wholesale Commodities nuclear plants;

•	the prices and availability of fuel and power Entergy must purchase for its Utility customers, and Entergy’s ability to meet credit support requirements for fuel and power supply contracts;

•	volatility and changes in markets for electricity, natural gas, uranium, and other energy-related commodities;

•	changes in law resulting from federal or state energy legislation or legislation subjecting energy derivatives used in hedging and risk management transactions to governmental regulation;

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changes in environmental, tax, and other laws, including requirements for reduced emissions of sulfur, nitrogen, carbon, greenhouse gases, mercury, and other regulated air emissions, and changes in costs of compliance with environmental and other laws and regulations;

•	uncertainty regarding the establishment of interim or permanent sites for spent nuclear fuel and nuclear waste storage and disposal;

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risks associated with the proposed spin-off and subsequent merger of Entergy’s electric transmission business into a subsidiary of ITC Holdings Corp., including the risk that Entergy and the Utility operating companies may not be able to timely satisfy the conditions or obtain the approvals required to complete such transaction or such approvals may contain material restrictions or conditions, and the risk that if completed, the transaction may not achieve its anticipated results;

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variations in weather and the occurrence of hurricanes and other storms and disasters, including uncertainties associated with efforts to remediate the effects of hurricanes, ice storms, or other weather events and the recovery of costs associated with restoration, including accessing funded storm reserves, federal and local cost recovery mechanisms, securitization, and insurance;

•	effects of climate change;

•	changes in the quality and availability of water supplies;

•	Entergy’s ability to manage its capital projects and operation and maintenance costs;

•	Entergy’s ability to purchase and sell assets at attractive prices and on other attractive terms;

•	the economic climate, and particularly economic conditions in Entergy’s Utility service area and the Northeast United States and events that could influence economic conditions in those areas;

•	the effects of Entergy’s strategies to reduce tax payments;

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changes in the financial markets, particularly those affecting the availability of capital and Entergy’s ability to refinance existing debt, execute share repurchase programs, and fund investments and acquisitions;

•	actions of rating agencies, including changes in the ratings of debt and preferred stock, changes in general corporate ratings, and changes in the rating agencies’ ratings criteria;

•	changes in inflation and interest rates;

•	the effect of litigation and government investigations or proceedings;

•	advances in technology;

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the potential effects of threatened or actual terrorism, cyber attacks or data security breaches, including increased security costs, and war or a catastrophic event such as a nuclear accident or a natural gas pipeline explosion;

•	Entergy’s ability to attract and retain talented management and directors;

•	changes in accounting standards and corporate governance;

•	declines in the market prices of marketable securities and resulting funding requirements for Entergy’s defined benefit pension and other postretirement benefit plans;

•	future wage and employee benefit costs, including changes in discount rates and returns on benefit plan assets;

•	changes in decommissioning trust fund values or earnings or in the timing of or cost to decommission nuclear plant sites;

•	the effectiveness of Entergy’s risk management policies and procedures and the ability and willingness of its counterparties to satisfy their financial and performance commitments;

•	factors that could lead to impairment of long-lived assets; and

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the ability to successfully complete merger, acquisition, or divestiture plans, regulatory or other limitations imposed as a result of merger, acquisition, or divestiture, and the success of the business following a merger, acquisition, or divestiture.